07023816

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Carson Resources Ltd.

*CURRENT ADDRESS Suite 322-470 Granville St
Vancouver, B.C. Canada V6C 1V5

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 3 1 2007
THOMSON
FINANCIAL

FILE NO. 82- 35086 FISCAL YEAR 12/31/06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: ERS
DATE: 5/24/07

082-35086

AR/S

12-31-06

Garson Resources Ltd.
(An Exploration Stage Company)
Consolidated Financial Statements
For the years ended December 31, 2006 and 2005

RECEIVED
MAY 2 2007
OFFICE OF INTERNATIONAL CORPORATE FINANCE — CORPORATION FINANCE

Garson Resources Ltd.
(An Exploration Stage Company)

Consolidated Financial Statements
For the years ended December 31, 2006 and 2005

Contents

BDO Dunwoody LLP
Chartered Accountants

600 Cathedral Place
925 West Georgia Street
Vancouver, BC, Canada V6C 3L2
Telephone: (604) 688-5421
Telefax: (604) 688-5132
E-mail: vancouver@bdo.ca
www.bdo.ca

Auditors' Report

To the Shareholders of
Garson Resources Ltd.
(An Exploration Stage Company)

We have audited the Balance Sheets of Garson Resources Ltd. (an Exploration Stage Company) as at December 31, 2006 and 2005 and the Statements of Operations and Deficit, Mineral Properties and Deferred Exploration Costs and Cash Flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(signed) "BDO Dunwoody LLP"

Chartered Accountants

Vancouver, British Columbia
April 18, 2007 (Except for Note 17(a), as of April 26, 2007)

Garson Resources Ltd.
(An Exploration Stage Company)
Consolidated Balance Sheets

As at December 31		2006		2005
Assets				
Current assets				
Cash (Note 1)	$	1,805,683	$	878,181
Receivables		99,001		3,144
Prepaid expenses		1,191		-
Marketable securities (Note 3)		66,750		11,250
		1,972,625		892,575
Long-term receivable (Notes 1 and 5)		2,306,800		-
Deferred asset retirement costs (Note 5)		1,768,467		-
Property, plant and equipment (Note 6)		1,125,111		-
Mineral properties and deferred exploration costs (Note 7)		1,753,012		265,193
	$	8,926,015	$	1,157,768
Liabilities				
Current liabilities				
Accounts payable and accrued liabilities	$	145,803	$	39,410
Payable to directors (Note 8(b))		31,877		-
Payable to related parties (Note 8(c))		135,714		-
		313,394		39,410
Asset retirement obligation (Note 5)		1,768,467		-
Future income tax liability (Note 13)		634,814		258,214
		2,716,675		297,624
Shareholders' Equity				
Common shares (Note 9)		5,533,743		835,285
Contributed surplus (Note 16)		1,318,576		211,320
Subscriptions receivable (Note 9(d))		-		(58,750)
Deficit accumulated in the exploration stage		(642,979)		(127,711)
		6,209,340		860,144
	$	8,926,015	$	1,157,768

Approved by the Board:

(signed) "Ed Stringer" Director (signed) "David Tafel" Director

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Garson Resources Ltd.
(An Exploration Stage Company)
Consolidated Statements of Operations and Deficit

For the years ended December 31		2006		2005
General and administrative expenses				
Accounting	$	103,022	$	15,256
Administration (Note 8(a))		84,000		500
Amortization		716		-
Consulting		19,058		17,435
Filing and communications		30,715		-
Financing fee (Notes 1 and 9)		120,000		-
Insurance		2,790		-
Interest and bank charges		23,340		24
Legal (Note 8(d))		11,111		25,369
Office and miscellaneous		38,741		2,471
Part XII.6 interest (Note 1)		49,111		-
Rent (Note 8(d))		7,515		-
Stock option compensation (Note 10)		-		52,677
Travel		17,273		3,041
Wages and salaries		23,650		-
		(531,042)		(116,773)
Other income				
Interest		15,693		21
Other		81		-
Net loss for the year		(515,268)		(116,752)
Deficit accumulated in the exploration stage, beginning of year		(127,711)		(10,959)
Deficit accumulated in the exploration stage, end of year	$	(642,979)	$	(127,711)
Loss per share – basic and diluted	$	(0.03)	$	(0.01)
Weighted average shares outstanding		19,644,897		11,025,539

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Garson Resources Ltd.
(An Exploration Stage Company)
Consolidated Statements of Mineral Properties and Deferred Exploration Costs

For the years ended December 31	2006	2005
Mineral property costs		
Option payments received (Note 7)	$ (80,500)	$ (26,276)
Acquisition costs paid	1,203,865	-
Option payments	10,000	-
	1,133,365	(26,276)
Exploration and development costs		
Drilling	104,490	13,897
Assays, sampling and metallurgical test fees	7,717	4,178
Claim staking and line cutting	40,830	-
Geological consulting	79,678	5,620
Other	14,517	3,570
Rental	23,728	-
Surveying	40,000	-
Travel	13,020	-
Vehicles	30,474	-
	354,454	27,265
	1,487,819	989
Mineral properties and deferred exploration costs, beginning of year	265,193	264,204
Mineral properties and deferred exploration costs, end of year	$ 1,753,012	$ 265,193

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Garson Resources Ltd.
(An Exploration Stage Company)
Consolidated Statements of Cash Flows

For the years ended December 31	2006	2005
Cash flows used in operating activities		
Net loss for the year	$ (515,268)	$ (116,752)
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization	716	-
Stock-based compensation	-	52,677
Other	-	3,396
Financing fee	120,000	-
Changes in operating assets and liabilities:		
Receivables	(95,857)	(3,144)
Prepaid expenses	(1,191)	-
Accounts payable and accrued liabilities	106,393	(16,545)
	(385,207)	(80,368)
Cash flows provided by financing activities		
Net proceeds from issuance of common shares and share subscriptions, net of issue costs	3,969,486	901,310
Advances from shareholder	-	61,785
	3,969,486	963,095
Cash flows provided by (used in) investing activities		
Payable to directors	31,877	-
Payable to related parties	135,714	-
Cash received from option payments	25,000	15,000
Expenditures and advances on mineral properties	(364,454)	(19,546)
Business acquisitions, net of cash provided	(172,987)	-
Expenditures on property, plant and equipment	(5,127)	-
Deposits	(2,306,800)	-
	(2,656,777)	(4,546)
Increase in cash	927,502	878,181
Cash, beginning of year	878,181	-
Cash, end of year	$ 1,805,683	$ 878,181

Supplemental cash flow information (Note 14)

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Nature of Business

The Company was originally incorporated in 1988 under the laws of Alberta. During 2005, it was continued under the laws of British Columbia. On November 8, 2005, the Company was created by the amalgamation of two predecessor corporations, Tri-Energy Inc. and its wholly-owned subsidiary, Garson Resources Ltd. (the "Tri-Energy Group").

In 2003, MBMI Resources Inc., ("MBMI") a TSX Venture Exchange listed corporation acquired a controlling interest (44.5%) in the Tri-Energy Group. The business of both the Company and MBMI is the acquisition, exploration, and development of mineral properties. MBMI was focused on its Philippine Nickel Properties and the Company on its Canadian Gold Properties. As part of the original acquisition agreement, MBMI had an option to purchase another approximately 45% interest in the Tri-Energy Group provided certain conditions were met. One of the conditions included the requirement that MBMI incur or cause to incur $500,000 of exploration expenditures on the Canadian Gold Properties. Such expenditures were incurred by MBMI or other parties. However, in October 2005, MBMI allowed the purchase option to lapse.

Over time the management and directors of MBMI and the Company determined that MBMI's interest in its Philippine Nickel Projects was not a strategic fit with the Canadian Gold Projects held in the Company. As a consequence it was determined to separate the Canadian Gold Projects from the Philippine Nickel Project by taking the Company public in an initial public offering. In 2006, MBMI's share interest in Garson was distributed to the MBMI shareholders such that the MBMI shareholders would hold shares in the separate public company "Garson Resources Ltd.".

During 2006, the Company acquired a 40% joint venture interest in the New Britannia Mine, located in Snow Lake, Manitoba (Notes 4 and 7).

The Company has not earned revenues from its exploration activity and is considered to be in the exploration stage.

Ability to Continue as a Going Concern

The ability of the Company to realize its assets and meet its financial obligations and commitments is dependent upon the ability of the Company to source appropriate exploration properties satisfactory to its investors and, thereafter, upon the existence of economically recoverable reserves, maintaining interest in such properties, obtaining the necessary financing to search and acquire and meet exploration commitments on the properties and upon future profitable operations or proceeds from the disposition of the properties.

Ability to Continue as a Going Concern - continued

At December 31, 2006, the Company has not yet achieved revenue-generating operations and has an accumulated deficit of $675,306. Without additional sources of funding the Company may be unable to meet its obligations as they fall due and complete the exploration and development of its mineral properties. Management is actively pursuing additional financing but there is no assurance that additional funding will be available in the future. In the event that additional financing or an alternative source of funding is not obtained, there is substantial doubt about the ability of the Company to continue as a going concern.

These financial statements have been prepared on a going concern basis, which assumes the Company will be able to realize assets and discharge liabilities and commitments in the normal course of business for the foreseeable future. These financial statements do not include any adjustments that would be necessary should the Company be unable to continue as a going concern.

Cash and Cash Equivalents

Cash and cash equivalents includes cash and highly liquid investments with an original maturity of three months or less.

Marketable Securities

Marketable securities are recorded at the lower of cost and market.

Basis of Presentation

These financial statements are prepared in accordance with accounting principles generally accepted in Canada and include the accounts of the Company and its 40% joint venture interest in the New Britannia Mine Joint Venture (the "NBM JV"). All intercompany balances and transactions were eliminated on consolidation.

Joint Venture

The Company holds a 40% joint venture interest in the New Britannia Mine and mill (Notes 4 and 7) pursuant to a joint venture agreement with Piper Capital Inc. ("Piper") dated December 22, 2006. Under this agreement Piper maintains a 60% joint venture interest. The joint venture includes the accounts of Pegasus Mines Limited and its wholly owned subsidiary, 1126774 Ontario Ltd. (jointly "Pegasus"), which own the assets, mineral claims and leases of the New Britannia Mine ("NBM") as bare trustee for the Company and Piper.

The NBM joint venture has been accounted for in these consolidated financial statements using the proportionate consolidation basis, whereby the Company records on a line-by-line basis its proportionate share of the assets, liabilities, revenues and expenses of Pegasus. All intercompany balances and transactions are eliminated on consolidation.

Use of Estimates

The preparation of financial statements, in conformity with Canadian generally accepted accounting principles, requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses for the years reported. Actual results could differ from those estimates. Key items in these financial statements subject to significant estimates and assumptions include stock-based compensation, as well as the valuation of mineral properties and deferred exploration costs and the value and timing of payment of asset retirement obligations.

Property, Plant & Equipment

Property, plant and equipment are recorded at cost and carried net of amortization. Mobile and other equipment is amortized, net of residual value, using the straight-line-method, over the estimated productive life of the asset, as follows:

Furniture and equipment	5 years
Computer equipment	3 years

Mine building, plant and fixed equipment used in carrying out the mine operating activities are amortized using the units-of-production ("UOP") method over the estimated life of the ore body based upon recoverable ounces to be mined from estimated proven and probable reserves. As the Company is still in the exploration stage and no mining activity was undertaken during the period, no amortization has been recognized on these assets in these financial statements. Repairs and maintenance expenditures are expensed as incurred. Expenditures that extend the useful lives of existing facilities or equipment are capitalized and amortized over the remaining useful life of the related asset.

Mineral Properties and Deferred Exploration Costs

The amounts recorded as mineral properties and deferred exploration costs represent exploration and associated activity costs incurred to date and are not intended to reflect present or future values. These costs are deferred until the discovery of economically exploitable reserves and the start-up of the production phase on a property-by-property basis or until the property is abandoned. Mineral properties are abandoned when management allows property interests to lapse or when they determine that properties are not economically viable. Costs accumulated relating to projects that are abandoned are written-off in the year in which a decision to discontinue the project is made. Proceeds received on the sale or option of the Company's property are recorded as a reduction of the Mineral Property cost. The Company recognizes in income costs recovered on mineral properties when amounts received or receivable are in excess of the carrying amount.

Mineral Properties and Deferred Exploration Costs - continued

When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, costs incurred prospectively to develop the property are capitalized as incurred and are amortized using the UOP method over the estimated life of the ore body based upon recoverable ounces to be mined from estimated proven and probable reserves.

The Company is still in the exploration stage and, hence, commercial production has not yet commenced. Commercial production occurs when an asset or property is substantially complete and ready for its intended use. No amortization has been charged in these financial statements.

On a periodic basis, senior management reviews the carrying values of deferred mineral property acquisition and exploration expenditures with a view to assessing whether there has been any impairment in value. In the event that it is determined there is an impairment in the carrying value of any property, the carrying value will be written down or written off, as appropriate.

Costs incurred by MBMI for which no reimbursement was made on the Company's Canadian Gold Properties are recorded in these financial statements as deferred exploration expenses (net of option payments received) with a corresponding increase to Contributed Surplus (Note 16).

Loss Per Share

The Company uses the "Treasury Stock Method" to calculate loss per common share. Under this method, the basic loss per share is calculated based on the weighted average aggregate number of common shares outstanding during each year. The diluted loss per share assumes that the outstanding stock options and share purchase warrants had been exercised at the beginning of the year.

There were common equivalent shares (consisting of shares issuable on exercise of stock options and warrants) of 9,653,500 at December 31, 2006 (2005: Nil).

Income Taxes

Income taxes are calculated using the asset and liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. Future income tax assets are only recognized when it is likely that the associated benefits on loss carry forwards will be realized.

The tax effect of exploration costs incurred in 2005 by MBMI on behalf of the Company for which the Company does not obtain the tax benefit was recognized as a reduction of contributed surplus.

Stock-based Compensation

The Company has adopted the recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3870, "Stock-Based Compensation and Other-Stock-Based Payments". Section 3870 establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards be measured and recognized in these financial statements using a fair value based method such as the Black-Scholes option pricing model.

Financial Instruments

The Company's financial instruments consist of cash, receivables, marketable securities, deposits, accounts payable and accrued liabilities, amounts due to directors, and amounts due to related parties. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments, except as noted in Note 15. The fair values of these financial instruments approximate their carrying values due to the short-term or demand nature of these instruments. The carrying value of deposits approximates fair value primarily due to the floating rate nature of the instrument.

Flow-through Shares

The Company provided certain share subscribers with a flow-through component for tax incentives available on qualifying Canadian exploration and development expenditures. Where the Company had sufficient available tax loss carry forward balances or other deductible temporary differences to offset future tax liabilities arising from the renunciation of the tax benefits of the expenditures, no future tax asset or liability adjustments were reported.

December 31, 2006 and 2005

Flow-through Shares – continued

Effective March 19, 2004, the CICA issued additional guidance on the accounting treatment of Canadian flow-through shares through its Emerging Issues Committee ("EIC") Abstract No. 146. All flow-through shares issued by the Company on or after March 19, 2004 are accounted for in accordance with this Abstract. The Abstract recommends that upon renunciation to the shareholders, the Company reduce its share capital and recognize a temporary future income tax liability for the amount of tax reduction renounced to the shareholders.

Asset Retirement Obligation

The Company's proposed mining and exploration activities are subject to various laws and regulations for federal, regional and provincial jurisdictions governing the protection of the environment. These laws are continually changing. The Company believes its operations are in compliance with all applicable laws and regulations. The Company expects to make, in the future, expenditures to comply with such laws and regulations but cannot predict the full amount or timing of such future expenditures. Estimated future reclamation costs are based principally on legal and regulatory requirements. Reclamation and remediation obligations arise from the acquisition, development, construction and normal operation of mining property, plant and equipment.

The Company follows the recommendations of CICA Handbook Section 3110, "Asset Retirement Obligations" which requires companies to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The obligation will be measured initially at fair value using present value methodology and the resulting costs will be capitalized into the carrying amount of the related asset. In subsequent periods, the liability will be adjusted for any changes in the amount or timing of the underlying future cash flows. Capitalized asset retirement costs will be depreciated on the same basis as the related asset and the discounted accretion of the liability is included in determining the results of operations.

At December 31, 2006, pursuant to the acquisition of the New Britannia Mine (Notes 4 and 5), the Company has recorded its joint venture interest in an estimated reclamation obligation of $1,768,467.

In 2005 the Company had only performed preliminary exploratory work on its mineral properties, and did not incur significant reclamation obligations.

Recent Pronouncements and Accounting Changes

Recent Pronouncements

(a) On January 27, 2005, the CICA ("Canadian Institute of Chartered Accountants") issued three new accounting standards: Handbook Section 1530, "Comprehensive Income", Handbook Section 3855, "Financial Instruments – Recognition and Measurement", and Handbook Section 3865, "Hedges". These standards will be effective for years commencing after November 1, 2006. The impact of implementing these new standards on the Company's consolidated financial statements is not yet determinable and is dependent on the outstanding positions and related fair values at the time of transition.

Other Comprehensive Income
As a result of adopting these standards, a new category, Other Comprehensive Income, will be added to shareholders' equity on the consolidated balance sheets. Major components for this category will include unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation amounts, net of hedging, arising from self sustaining foreign operations, and changes in fair value of the effective portion of cash flow hedging instruments.

Financial Instruments – Recognition and Measurement
Under the new standard, all financial instruments will be classified as one of the following: held-to-maturity, loans and receivables, held-for-trading or available-for-sale. Financial assets and liabilities held-for-trading will be measured at fair value with gains and losses recognized in net income. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading, will be measured at amortized cost. Available-for-sale instruments will be measured at fair value with unrealized gains and losses recognized in other comprehensive income. The standard also permits designation of any financial instrument as held-for-trading upon initial recognition.

Recent Pronouncements and Accounting Changes – continued

Hedges

This new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed for each of the permitted hedging strategies: fair value hedges, cash flow hedges and hedges of a foreign currency exposure of a net investment in a self-sustaining foreign operation. In a fair value hedging relationship, the carrying value of the hedged item is adjusted by gains or losses attributable to the hedged risk and recognized in net income. This change in fair value of the hedged item, to the extent that the hedging relationship is effective, is offset by changes in the fair value of the derivative. In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative will be recognized in other comprehensive income. The ineffective portion will be recognized in net income. The amounts recognized in other comprehensive income will be reclassified to net income in the periods in which net income is affected by the variability in the cash flows of the hedged item. In hedging a foreign currency exposure of a net investment in a self-sustaining foreign operation, foreign exchange gains and losses on the hedging instruments will be recognized in other comprehensive income.

(b) In June 2005, the CICA issued Handbook Section 3831 "Non Monetary Transactions" to revise and replace Handbook Section 3830 "Non Monetary Transactions". Section 3831 requires all non-monetary transactions to be measured at fair value, subject to certain exceptions. The standard also requires that commercial substance will replace the culmination of the earnings process as the test for fair value measurement. The standard defines commercial substance as a function of the cash flows expected from the assets. This revised standard is effective for non-monetary transactions initiated in fiscal periods beginning on or after January 1, 2006 and early adoption is permitted for fiscal periods beginning on or after July 1, 2005. There was no effect to the Company from the adoption of this new standard.

(c) In October 2005, the Emerging Issues Committee issued the CICA Abstract No. 157, "Implicit Variable Interests Under AcG-15" ("EIC-157"). This EIC clarifies that implicit variable interests are implied financial interests in an entity that change with the changes in the fair value of the entity's net assets exclusive of variable interests. An implicit variable interest is similar to an explicit variable interest except that it involves absorbing and/or receiving variability indirectly from the entity. The identification of an implicit variable interest is a matter of judgement that depends on the relevant facts and circumstances. EIC-157 is effective in the current fiscal period. There was no effect to the Company from the adoption of this new standard.

Recent Pronouncements and Accounting Changes – continued

(d) In March 2006, the CICA issued EIC-160, "Stripping Costs Incurred in the Production Phase of a Mining Operation". The EIC clarifies that stripping costs should be accounted for according to the benefit received by the entity. Generally, stripping costs should be accounted for as variable production costs that should be included in the costs of the inventory produced (that is, extracted) during the period that stripping costs are incurred. However, stripping costs should be capitalized if the stripping activity can be shown to represent a betterment to the mineral property. Capitalized stripping costs should be amortized in a rational and systematic manner over the reserves that directly benefit from the specific stripping activity, such as the unit-of-production method. The reserves used to amortize capitalized stripping costs will normally differ from those used to amortize the mineral property and related life-of-mine assets as the stripping costs may only relate to a portion of the total reserves. EIC-160 should be applied to stripping costs incurred in fiscal years beginning on or after July 1, 2006, and may be applied retroactively. The Company has not yet commenced commercial production, so management anticipates that this EIC will only affect the prospective results of the company.

1. Cash and Cash Equivalents

Flow-through Shares: During the years ended December 31, 2006 and 2005 flow-through shares were issued for the purpose of exploring mineral properties. The cash raised on the flow-through shares is restricted for use in qualified exploration relating to Canadian properties. As at December 31, 2006, unspent cash proceeds from the 2005 issue of flow-through shares were $220,085 (2005 - $547,700) and unspent cash proceeds from the 2006 issue of flow-through shares were $1,103,750.

As at December 31, 2006, a total of $327,615 (2005 - $Nil) of qualifying expenditures had been incurred. The Company incurred interest on unspent flow-through share proceeds from January 1, 2006 to December 31, 2006 and an additional penalty on the remaining amount of $220,085 at December 31, 2006.

Guaranteed Investment Certificates and Letters of Credit: The Company has a $2,306,800 cash collateralized credit facility in respect of its investment in the NBM JV (Note 5). The purpose of this collateralized credit facility was to issue letters of credit to the vendor of the NBM, Kinross Gold Corporation ("Kinross"), as well as the Government of Manitoba, for the Company's share of assumed reclamation and operating obligations. The Company, through the NBM JV, has placed funds on deposit as collateral for the letters of credit. The Company paid a 1% letter of credit fee totaling $23,072 associated with setting up the letter of credit facility on December 28, 2006 and has agreed to pay an additional annual fee of 1% of the face value of the letter. Funds on deposit also total $2,306,800 and are invested in short term GIC's earning interest at 4.1% per annum. The GIC's can be redeemed prior to maturity without penalty. As of December 31, 2006, the interest receivable on the GIC is insignificant. The Company has recorded the GIC deposits, net of the value of letters of credit, in cash and cash equivalents.

Credit Facility: On December 5, 2006, the Company, Piper Capital Inc. and Pegasus Mines Limited (collectively, "the borrowers") signed a credit facility note for up to $2,000,000 (the Company's share is $800,000). No amounts were drawn on this credit facility until 2007. On February 2, 2007, the full value of the facility was drawn. Use of the funds is restricted to paying the Manitoba Environmental letter of credit ($1,900,000, the Company's share of which is $760,000) and for working capital. The loan is due and payable on December 15, 2007 and is collateralized by a general security agreement of the borrowers and first mortgage and assignment of rents on the NBM and shares of its holding company, 1126774 Ontario Limited. A standby fee of 5% and bonus payment of 10% of the principal amount of the loan, in aggregate being 600,000 common shares of the Company (valued at $0.20 per share, being the trading price around the agreement date (Notes 4 and 9)), was paid on closing of the NBM acquisition (Note 4). The loan bears interest at 12% per annum, compounding monthly and payable on the last business day of each month.

2. Amalgamation

On November 8, 2005 the Company was created by the amalgamation of two predecessor corporations, Tri-Energy Inc. and its wholly-owned subsidiary, Garson Resources Ltd. "(The Tri-Energy Group"). See the Nature of Business discussion in the Summary of Significant Accounting Policies.

3. Marketable Securities

	2006	2005
Young-Shannon Gold Mines Ltd.	$ 29,250	$ 11,250
Piper Capital Inc.	37,500	-
	$ 66,750	$ 11,250

At December 31, 2006, the market value of the Company's investment in Young-Shannon Gold Mines Ltd. was $36,000 (300,000 common shares) (2005: $15,000, 150,000 common shares) and Piper Capital Inc. was $45,000 (150,000 common shares) based on the trading value of the shares on the TSX Venture Exchange.

4. Acquisition

On December 22, 2006, the Company acquired a 40% joint venture interest in the New Britannia Mine and mill ("NBM"), located in Snow Lake, Manitoba (Note 5).

The purchase price related to the acquisition of the NBM was as follows:

	2006
Cash payment	$ 126,817
Related acquisition costs	85,770
Share issuance (Note 9)	2,151,578
Total purchase price	$ 2,364,165

The Company's proportionate interest in the fair value of the NBM net assets at the acquisition date was allocated as follows:

Current assets	$ 39,600
Mineral properties	1,203,865
Property, plant and equipment	1,120,700
	$ 2,364,165

The Company issued 10,012,277 common shares to Kinross as part of the acquisition of the NBM (Notes 7 and 9) for total proceeds of $2,151,578. These shares were valued at an average trading price for the period around the date of the acquisition transaction.

4. Acquisition – continued

Summarized below is the Company's 40% interest in the NBM joint venture, accounted for by the proportionate consolidation method.

		2006
Revenues	$	-
Expenses		
Operating costs		7,008
Interest and bank charges		23,072
Net Loss	$	(30,080)
Current assets	$	66,971
Non-current assets		6,327,562
Current liabilities		(24,308)
Non-current liabilities		(1,768,467)
Equity	$	4,601,758

No significant cash flows were incurred in the joint venture to the Company's year end.

5. Long Term Receivables and Retirement Costs

On December 22, 2006, the Company, Piper and Pegasus closed the acquisition of the NBM and, as a result, assumed a mine reclamation obligation associated with the environmental restoration of the NBM mine site and tailings area. The total future value of cash flows required to settle these obligations is estimated to be $7,000,000, of which the Company's share is $2,800,000. Future cash flows have been discounted over a term that management deems to reflect the most probable timing for payment and at credit adjusted risk free rates of interest reflective of the Company's experience and type of operations. Weighted average assumptions used in the calculation of deferred retirement costs and long-term asset retirement obligations are as follows:

Term:	4 years
Compounding term:	Monthly
Credit-adjusted risk free rate:	14.5% per annum
Rate of inflation:	1.4% per annum

5. Long Term Receivables and Retirement Costs

Accretion expense is recognized during the period to account for the time-based increases in the value of retirement costs and the associated asset retirement obligation. Long term receivables totaling $5,767,000 (of which the Company's share is $2,306,800) have been legally restricted for this purpose (Note 1).

	2006	2005
Asset Retirement Obligations		
Balance, beginning of year	$ -	$ -
Assumed on acquisition of the NBM	1,768,467	-
Accretion expense	-	-
Balance, end of year	$ 1,768,467	$ -

6. Property, Plant and Equipment

	2006			2005
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Furniture and equipment	$ 2,312	$ -	$ 2,312	$ -
Mill and buildings	1,120,700	-	1,120,700	-
Computer equipment	2,815	716	2,099	-
	$ 1,125,827	$ 716	$ 1,125,111	$ -

7. Mineral Properties and Deferred Exploration Costs

	New Britannia Mine	Squall Lake	McMillan	Copper Prince	Total
Balance – January 1, 2005	$ -	$ 65,711	$ 104,813	$ 93,680	$ 264,204
Option payments received	-	-	(26,276)	-	(26,276)
Exploration and development costs	-	-	916	26,349	27,265
Balance – December 31, 2005	-	65,711	79,453	120,029	265,193
Acquisition costs (Note 4)	1,203,865	-	-	-	1,203,865
Option payments	10,000	-	-	-	10,000
Option payments received	-	-	(38,000)	(42,500)	(80,500)
Exploration and development costs	26,839	327,615	-	-	354,454
Balance – December 31, 2006	**$ 1,240,704**	**$ 393,326**	**$ 41,453**	**$ 77,529**	**$ 1,753,012**

Canadian Mine Assets - New Britannia Mine

On December 22, 2006, the Company and Piper closed a purchase agreement with Kinross Gold Corporation and Pegasus Mines Ltd. and completed an agreement with High River Gold Mines Ltd. ("High River"), thus acquiring a 100% interest in the NBM. The Company entered into a joint venture agreement with Piper to operate the NBM whereby the Company will maintain a 40% interest in the joint venture.

The Company issued an equivalent of 19.9% of its fully diluted share capital at closing to Kinross. The Company (as to 40%) and Piper (as to 60%) have also posted $1.9 million in financial assurances with the Government of Manitoba and a $3.9 million letter of credit to Kinross refundable upon commercial production of the mine (Notes 1 and 5). The letter of credit with the Manitoba government is financial assurance that the site will ultimately be closed according to the terms of the existing and approved closure plan. Once closure is complete all or a portion of the letter of credit will be refunded to the companies. Should a NI 43-101 compliant resource of 3 million ounces be proven, Kinross retains a back-in right for a 60% interest for consideration of the equivalent of three-times the exploration costs incurred to that date. A 1.38% net smelter return ("NSR") royalty interest on the NBM is held by a third party.

High River has sold its 50% interest in the NBM and waived its right of first refusal on the Kinross interest in exchange for the cancellation of its non-recourse project debt and the assumption of all liabilities and obligations.

Included in the purchase agreement with Kinross, the Company and Piper acquired all rights, title and interest in an option agreement (as amended) with Hudson Bay Mining and Smelting Co., Ltd. (the "Hudson Bay option"). This agreement, subject to a 1.5% NSR royalty, allows the Company and Piper to acquire claims adjacent to the NBM for a payment of $400,000. For consideration of $25,000 (paid – 40% interest $10,000), the exercise of this option was extended to December 31, 2007.

7. Mineral Properties and Deferred Exploration Costs – continued

Canadian Exploration Properties

The Company owns a 100% interest in three Canadian properties; the Squall Lake property, Manitoba gold project, the Copper Prince property in Sudbury, Ontario, and the McMillan gold mine property in Espanola, Ontario.

The properties are subject to the following royalty payments:

Squall Lake:
- 4% net profits royalty to W. Bruce Dunlop Limited NPL;
- 6% net profits royalty to American Barrick Resources Corporation ("American Barrick);
- 30% net profits royalty to a maximum of $550,000 to American Barrick;
- a royalty of $0.10 per ton on products milled from some of the claims.

Copper Prince:
- 2% net smelter return royalty.

McMillan:
- 2% net smelter return royalty.

McMillan Property

On October 25, 2004 the Company and MBMI entered into an agreement to option and joint venture with Young-Shannon Gold Mines Limited ("Young-Shannon"), a TSX Venture Exchange listed company, whereby the Company has optioned a 50% interest in the McMillan property in exchange for cash, shares and work commitments as follows:

	Cash	Number of Shares in Young-Shannon	Work Commitments by Young-Shannon
Upon signing (MBMI received)	$ 10,000	150,000	$ -
Year 1 (received)	15,000	150,000	200,000
Year 2 (received)	20,000	150,000	300,000
Year 3	30,000	200,000	400,000
Total	**$ 75,000**	**650,000**	**$ 900,000**

On the third anniversary, Young-Shannon will have the option to increase its interest to 60% by spending an additional $400,000 on the McMillan property and issuing an additional 250,000 of its shares to the Company.

7. Mineral Properties and Deferred Exploration Costs – continued

Copper Prince Property

On May 30, 2006 the Company completed a definitive Option and Joint Venture Agreement with Piper Capital Inc., a TSX Venture Exchange listed company, (and a company with a common director), in respect of the Company's Copper Prince property. The terms of the agreement state that Piper has an option to acquire up to a 60% interest in the Copper Prince property. In order to earn an initial 50% interest in the property, Piper must pay $75,000 ($10,000 was received during the year ended December 31, 2006); issue a total of 650,000 shares (150,000 were issued at a value of $32,500) and incur $700,000 of property expenditures by the third anniversary date. Piper may acquire an additional 10% interest by incurring an additional $500,000 of expenditures and issuing an additional 250,000 shares in the subsequent 12-month period.

8. Related Party Transactions

Related party transactions not disclosed elsewhere in these financial statements were as follows:

(a) Management Services Agreements

Effective January 1, 2006, the Company entered into Management Services Agreements dated January 1, 2006 between Ed Stringer, Dave Constable, and Pacific Capital Advisors Inc. (a company of which David Tafel is the principal):

- Ed Stringer is entitled to receive $3,000 per month for providing consulting services to the Company in the capacity of President and CEO.
- David Tafel is entitled to receive $2,000 per month for providing consulting services to the Company in the capacity of Vice President, Administration.
- David Constable is entitled to receive $2,000 per month for providing consulting services to the Company in the capacity of Vice President, Business Development.

During the year, the Company had incurred $84,000 (2005: $Nil) of administrative expenses in respect of the above Management Services Agreements.

(b) Payable to directors

As consideration for offering Piper and the Company the NBM assets, the Company acquired, upon execution of the Asset Purchase Agreements executed in Note 7 above, its 40% share of Pegasus for a cash payment of $39,600. Certain principals of Pegasus are directors of the Company. As at December 31, 2006, the balance payable to directors for this investment was $31,600. This was repaid subsequent to December 31, 2006.

Other balances payable to directors at December 31, 2006 included $277 for expense reimbursements.

8. Related Party Transactions – continued

Balances payable to directors, arising from the acquisition of Pegasus Mines Limited and expense reimbursements, are non interest bearing and have no specific terms of repayment.

(c) Payable to related parties

		2006		2005
Payable to a law firm whose principal is a director of the Company	$	121,630	$	-
Payable to an exploration consulting company with a common director		14,084		-
	$	135,714	$	-

Balances payable to related parties are non interest bearing and have no specific terms of repayment.

(d) Other related party transactions

In addition to those transactions described above, the Company has undertaken the following transactions with related parties:

- Incurred legal services of $158,089 (2005: $25,369) with a law firm whose principal is a director of the Company. Included in this total is $64,244 of share issue costs associated with the listing of the Company on the CNQ exchange (Note 9) as well as $85,000 associated with the acquisition of the NBM (Note 4).

- Paid office rent to a shareholder of $7,515 (2005: $Nil).

- General administrative costs incurred prior to October 31, 2005 were borne by MBMI. No reimbursement or allocation of such indirect costs was charged to the Company during the period from acquisition in 2003 to 2005.

All of the above transactions were incurred in the normal course of operations and are recorded at the exchange amount, being the amount agreed upon by the related parties.

9. Common Shares

Authorized
Unlimited Common shares without par value

Issued

	No of Shares		Amount
Balance – January 1, 2005	10,000,500	$	62,100
Flow through shares issued for cash - net of issuance costs of $15,340 (d)	3,651,334		532,360
Issued as finders fees on flow-through shares	173,840		-
Issued by private placements - net of issuance costs of $29,800 (c)	4,075,000		377,700
Tax value of assets renounced to flow-through share investors (d)	-		(186,875)
Exercise of stock options (e)	1,000,000		50,000
Balance – December 31, 2005	18,900,674		835,285
Flow through shares issued for cash - net of 7.5% commission of $82,781 (b)	4,415,000		1,020,969
Issued by private placements - net of issuance costs of $352,233 (a), (b)	16,385,000		2,889,767
Tax value of assets renounced to flow-through share investors (b)	-		(376,600)
Value of warrants issued in private placements (b)	-		(1,107,256)
Bonus Shares issued in respect of the credit Facility (Note 1)	600,000		120,000
Shares issued to Kinross pursuant to the acquisition of the NBM (Notes 4 and 7)	10,012,277		2,151,578
Balance – December 31, 2006	50,312,951	$	5,533,743

Pursuant to National Policy 46-201, Escrow for Initial Public Offerings, the principals' shares of the Company will be subject to an Escrow Agreement made between the Company, Computershare Trust Company and the shareholders dated for reference the 19th day of May, 2006. Total principal shares subject to escrow are 3,704,244 which shares will be released every six months over a three year period, the initial release of 10% occurring on the date the securities are listed for trading. At December 31, 2006, a total of 3,333,820 shares are in escrow. 370,424 shares were released from escrow during the year.

(a) On January 26, 2006, the Company issued, by way of Private Placement 350,000 common shares of the Company at a price of $0.10 per share, generating proceeds of $35,000.

(b) Between December 22, 2006 and December 28, 2006, the Company issued by way of Private Placement, 16,035,000 units at a price of $0.20 per unit, generating proceeds of $3,207,000. Each unit consists of one common share of the Company and one half common share purchase

9. **Common Shares – continued**

warrant, entitling the holder, for each full warrant, to purchase one common share of the Company for a period of two years at a price of $0.27. The warrants will be subject to an accelerated expiry provision whereby, if the Company's shares are trading at or above a volume weighted average trading price of $0.70 for 20 consecutive days, the Company may give notice that the warrants will expire 20 days from giving such notice. Additionally, the Company issued 4,415,000 flow-through shares at $0.25 per common flow through share for gross proceeds of $1,103,750. A cash commission of 7.5% ($323,306) and issue costs of $111,708 were paid in respect of these placements. Moreover, 1,636,000 agent's warrants were paid in respect of the above placements. The agent's warrants are subject to the same terms as the unit warrants.

The flow-through shares issued effectively pass on tax credits associated with Canadian exploration expenditures (as defined in the Canadian Income Tax Act) funded by the proceeds of the shares. $1,103,750 of the proceeds were renounced to the subscribers as tax benefits during the period ended December 31, 2006.The future income tax effect of this renunciation was $376,600.

The 9,653,500 warrants issued have been valued using the Black-Scholes Option Pricing Model. Weighted average assumptions used in calculating their value were as below. The fair value of the warrants recognized in contributed surplus is $1,107,256 and will be applied to share capital upon exercise of the warrants.

	2006
Risk-free rate	3.61%
Dividend yield	Nil%
Volatility factor of the expected market price of the Company's common shares	93%
Weighted average expected life of the warrants	2 years

(c) Subsequent to September 21, 2005, the Company issued, by way of private placement, 4,075,000 common shares at a price of $0.10 per share, generating proceeds of $407,500. Finders' fees of $29,800 were paid.

(d) Subsequent to September 21, 2005, the Company issued, by way of private placement, 3,651,334 flow through common shares at a price of $0.15 per share, generating proceeds of $547,700, gross of the future income tax liability relating to the renunciation of expenditures of $186,875. Finders' fees of $15,340 and 173,840 common shares were paid. As at December 31, 2005, there were a total of $58,750 in subscriptions receivable in relation to this private placement. Such amounts were received in January, 2006.

The flow-through shares issued effectively pass on tax credits associated with Canadian exploration expenditures (as defined in the Canadian Income Tax Act) funded by the proceeds of the shares. $547,700 of the proceeds was renounced to the subscribers as tax benefits during the period ended December 31, 2005.

(e) A total of 1,000,000 common shares were issued during the year ended December 31, 2005 upon the exercise of stock options previously granted to directors of the Company, generating net proceeds of $50,000 (Notes 10 and 11).

(f) On October 18, 2005, the Company split its shares on the basis of 5 new shares for each old share outstanding. All transactions are shown on a post-split basis.

10. Stock Option Compensation

Pursuant to a resolution of the Board of Directors dated August 24, 2005, the Company granted 1,000,000 stock options. All of the options granted vested on the grant date and had an exercise price of $0.05 exercisable for a three-month period. Compensation expense was determined using the Black-Scholes option pricing model. Weighted average assumptions used in calculating compensation expense in respect of options granted were as below.

Weighted average assumptions used in calculating the compensation expense in respect of these options granted were as below.

	2005
Risk-free rate	4.60%
Dividend yield	Nil%
Volatility factor of the expected market price of the Company's common shares	110%
Weighted average expected life of the options	3 months

Total compensation expense for the options that were granted during the year ended December 31, 2005 increased contributed surplus and the net loss by $52,677.

There were no stock options granted in 2006.

11. Stock Options

The Company has in place a Stock Option Plan, ("the Plan") dated for reference March 31, 2006, pursuant to which the directors are authorized to grant up to 10% of the issued and outstanding shares of the Company as it may be from time to time. As at the date of these consolidated financial statements, the Company will be entitled to issue 5,031,295 options subject to the Plan. The Plan will be administered by the Board of Directors, or a committee thereof, who have the authority to grant options to directors, officers, employees, and consultants. No options were granted during the year.

The change in stock options outstanding was as follows:

	Number	Exercise Price
Outstanding, January 1, 2005	-	$ -
Granted	1,000,000	$ 0.05
Exercised	(1,000,000)	$ 0.05
Outstanding, December 31, 2005 and 2006	-	$ -

Subsequent to December 31, 2006, the Company granted to certain directors, officers and employees incentive stock options to purchase up to an aggregate of 2,000,000 common shares of the Company exercisable on or before January 4, 2012 at a price of $0.20 per share.

12. Share Purchase Warrants

During the years ended December 31, 2006 and 2005, changes in warrants outstanding were as follows:

	2006		2005	
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Outstanding, beginning of year	-	$ -	-	$ -
Issued	9,653,500	$ 0.27	-	$ -
Outstanding, end of year	9,653,500	$ 0.27	-	$ -

At December 31, 2006, the following warrants were outstanding and exercisable:

Warrants Outstanding	Exercise Price	Expiry Date
9,653,500	$ 0.27	December 2008 *

* The warrants have accelerated exercise provisions should the Company's shares trade above $0.70 per share for a period of 20 consecutive trading days.

13. Income Taxes

The tax effect of temporary differences that give rise to the Company's Canadian future income tax assets and liabilities are as follows:

	2006	2005
Tax loss carry forwards	$ 191,199	$ 28,589
Cumulative eligible capital	6,083	64
Share issue costs	160,737	12,321
Canadian exploration expenses	(634,814)	(258,214)
Valuation allowance	(358,019)	(40,974)
Future income tax liability	$ (634,814)	$ (258,214)

13. Income Taxes - continued

The expected income taxes differ from the amounts obtained by applying statutory rates due to the following:

	2006		2005
Statutory tax rate	34.12%		34.12%
Net loss for the year	$ (515,268)	$	(116,752)
Net Canadian tax benefit based on statutory rates	$ (175,809)	$	(39,836)
Effect of changes in effective tax rates and adjustments	-		(2,730)
Non-deductible stock option compensation	-		17,973
Permanent differences	7,192		(187)
Increase in valuation allowance	168,617		24,780
	$ -	$	-

The Company evaluates its valuation allowance requirements based on projected future operations. When circumstances change and this causes a change in management's judgment about the recoverability of future income tax assets, the impact of the change on the valuation allowance is reflected in current income.

The Company has Canadian non-capital losses of approximately $560,000 to reduce future taxable income. These losses, if unused, will expire in varying amounts from 2012 to 2026. No benefit from these losses has been recorded in these financial statements.

The increase in the valuation allowance includes approximately $148,000 related to the tax basis of share issue costs to be deducted in future periods. If and when the valuation allowance related to these amounts is reversed, the Company will reorganize the benefit as an adjustment to share capital as opposed to income tax expense.

14. Cash Flow Information

		2006		2005
Cash paid during the year for				
Interest paid	$	(23,340)	$	(24)
Taxes paid	$	-	$	-
Non-cash investing and financing activities				
Shares received in Young-Shannon	$	18,000	$	11,250
Exploration costs incurred by MBMI on behalf of the Company (net of deferred tax effect) for which reimbursement was not required	$	-	$	5,085
Shares received in Piper Capital Inc.	$	37,500	$	-
Shares issued for the acquisition of the NBM	$	2,151,578	$	-

15. Financial Instruments

The Company is exposed to interest rate risk on its variable rate deposits and has not engaged in any interest rate hedging activity during the years ending December 31, 2006 or 2005.

The Company is exposed to credit risk on its deposits and letters of credit (Note 1). Credit risk arises from the possibility that any counterparty to an instrument fails to perform. The Company only transacts with highly rated counterparties and limits on the Company's risk exposure have been placed on each counterparty based upon that party's credit rating. Amounts deposited for the Company's environmental and operating obligations have been placed in guaranteed investment certificates with a Canadian Chartered Bank. At December 31, 2006, the gross funds exposed to credit risk were $2,306,800 (2005: $Nil).

16. Contributed Surplus

		2006		2005
Balance, beginning of year	**$**	**211,320**	$	88,403
Issue of warrants (Note 9)		**1,107,256**		-
Exploration costs incurred by MBMI on behalf of the Company, net of option payments and deferred taxes		-		5,085
Debt forgiven by MBMI *		-		65,155
Stock option compensation (Note 10)		-		52,677
Balance, end of year	**$**	**1,318,576**	$	211,320

* MBMI paid certain invoices for the Company in respect of operating costs, mineral exploration and other expenditures for which reimbursement was required. In addition, certain management fees were charged to the Company by MBMI. Outstanding amounts reimbursable to MBMI and included in accounts payable and accrued liabilities at December 31, 2006 were $Nil (2005 - $9,630). These advances were unsecured, non-interest bearing and were without specific terms of repayment. MBMI has agreed with the Company that an additional $65,155 owing to MBMI in 2005 is not repayable.

17. Subsequent Events

(a) On April 26, 2007, the Company and Piper, jointly announced that the Boards of Directors of both companies have agreed to an amalgamation of the two companies that will result in the formation of one public entity.

The primary asset and focus of both Piper and the Company, is the jointly held New Britannia Gold Mine property in Snow Lake, Manitoba. (Piper as to a 60% interest and the Company as to a 40% interest – Note 7). The Boards have agreed to recommend to shareholders an amalgamation ratio such that Piper shareholders would receive one new share for one old share (a 1:1 share swap) and the Company's shareholders would exchange 1.37931 old shares for one new share. Subject to necessary approvals the name of the merged entity will be Garson Gold Corp.

The amalgamation requires shareholder and regulatory approval, and detailed information will be outlined in Information Circulars to be mailed to shareholders with dates of the respective Extraordinary General Meetings.

(b) The NBM joint venture entered into the following contracts after December 31, 2006, in which the Company's interest is 40%. The total commitments in the joint venture are as follows:

a. On February 23, 2007 for rental of equipment and tools for an amount of $1,750 per month. The contract is renewable monthly;

b. On January 1, 2007 for payment of its property tax liability in the amount of $25,000 per quarter for the 2007 calendar year;

c. On April 5, 2007 for environmental and metallurgical consulting. Costs are charged at fixed rates per hour in this agreement, but the total commitment is estimated to be $70,540.

d. On March 12, 2007 for the lease of geological software from a Company controlled by a director. Total commitments under this contract are $55,650.

END